Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

The Toronto-Dominion Bank (“TD” or the “Bank”)

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

2.	Date of Material Change

September 19, 2024

3.	News Release

Attached as Schedule “A” is a new release announcing the material change, which was disseminated on September 19, 2024, through Cision and subsequently filed on SEDAR+.

4.	Summary of Material Change

On September 19, 2024, TD announced that TD Bank Group President and Chief Executive Officer, Bharat Masrani, announced his intention to retire on April 10, 2025. In line with TD Bank Group’s succession plan, the Board of Directors announced that Raymond Chun, Group Head, Canadian Personal Banking will be appointed to the Board of Directors and become Chief Operating Officer, TD Bank Group, reporting to Mr. Masrani, effective November 1, 2024, with responsibility for all of TD’s lines of business. The Board also announced its intention that Mr. Chun will become Group President and Chief Executive Officer, TD Bank Group, April 10, 2025, at the Bank’s next Annual Meeting of Shareholders. Following his retirement as CEO, Bharat Masrani will continue to serve as an advisor to the Bank until October 31, 2025.

5.	Full Description of Material Change

On September 19, 2024, TD announced that TD Bank Group President and Chief Executive Officer, Bharat Masrani, announced his intention to retire on April 10, 2025. In line with TD Bank Group’s succession plan, the Board of Directors announced that Raymond Chun, Group Head, Canadian Personal Banking will be appointed to the Board of Directors and become Chief Operating Officer, TD Bank Group, reporting to Mr. Masrani, effective November 1, 2024, with responsibility for all of TD’s lines of business. The Board also announced its intention that Mr. Chun will become Group President and Chief Executive Officer, TD Bank Group, April 10, 2025, at the Bank’s next Annual Meeting of Shareholders. Following his retirement as CEO, Bharat Masrani will continue to serve as an advisor to the Bank until October 31, 2025.

Effective November 1, 2024, the Board of TD will be increased to include 16 members.

TD also announced the following changes to the Senior Executive Team, effective November 1, 2024:

•	Paul Clark, currently Executive Vice President, Private Wealth Management & Financial Planning, will become Senior Executive Vice President, Wealth Management.

•	Sona Mehta, currently Executive Vice President, Real Estate Secured Lending, Everyday Banking, Saving & Investing, will become Group Head, Canadian Personal Banking.

•	Tim Wiggan, currently Group Head, Wealth Management and Insurance, will become Group Head, Wholesale Banking and President and CEO of TD Securities.

The above leaders will report to Ray Chun effective November 1, 2024, along with: Barbara Hooper, Group Head, Canadian Business Banking; James Russell, President and CEO, TD Insurance; and Leo Salom, Group Head U.S. Retail Banking and President and CEO, TD Bank, America’s Most Convenient Bank.

After close to three decades at TD, Riaz Ahmed, Group Head, Wholesale Banking and President and CEO of TD Securities, will retire at the end of January 2025.

Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information, please contact Brooke Hales, Head of Investor Relations, brooke.hales@td.com, 416-307-8647.

9.	Date of Report

September 19, 2024

Schedule A

TD Bank Group President and CEO Bharat Masrani to Retire April 10, 2025; Board Names Raymond Chun as Successor

TORONTO, September 19, 2024 – TD Bank Group (“TD” or the “Bank”) (TSX:TD) (NYSE:TD) and Chief Executive Officer, Bharat Masrani, today announced his intention to retire on April 10, 2025, after 38 years at the Bank and more than a decade as CEO.

In line with TD Bank Group’s succession plan, the Board of Directors announced that Raymond Chun, Group Head, Canadian Personal Banking will be appointed to the Board of Directors and become Chief Operating Officer, TD Bank Group, reporting to Mr. Masrani, effective November 1, 2024, with responsibility for all of TD’s lines of business. The Board also announced its intention that Mr. Chun will become Group President and Chief Executive Officer, TD Bank Group, on April 10, 2025, at the Bank’s next Annual Meeting of Shareholders. Following his retirement as CEO, Bharat Masrani will continue to serve as an advisor to the Bank until October 31, 2025.

“Bharat helped to build TD over almost four decades, and as CEO led the Bank through a period of profound change in our industry. He accelerated our transformation in the digital age, enhanced the competitiveness of our businesses, nurtured one of the world’s most valuable brands, and steered TD through complexity with a steady hand,” said Alan MacGibbon, Chair of the TD Bank Group Board of Directors. “The Board extends its deep appreciation for Bharat’s significant contributions to TD.”

“Ray is a dynamic leader with a long track record of success across multiple leadership roles. His proven ability to drive change, deliver outcomes, and build strong, high-performing teams will serve him well as he guides TD into the future,” said MacGibbon.

Ray Chun joined TD’s management training program in 1992 and assumed increasingly senior roles over the past 32 years. Throughout his career, he has developed strong teams and leaders, delivered exceptional customer experiences, improved the performance and strength of the businesses he led, and designed strategies to enhance competitiveness and performance. Among his various leadership roles, he has served as President of TD Direct Investing, President and CEO of TD Insurance, Group Head, Wealth Management and Insurance, and most recently Group Head, Canadian Personal Banking.

“I am delighted the Board has selected Ray as our next CEO,” said Masrani. “Ray’s deep knowledge of banking and his drive for results are matched only by his commitment to TD and the millions we serve. We are navigating a difficult moment, and I am confident that Ray’s leadership will successfully guide this great institution into the future.”

“I am honoured by the trust our Board has placed in me,” said Chun. “TD is a critical part of our financial system and economy, and directly supports the financial goals of millions of households and businesses, and the aspirations of communities across Canada, the U.S. and globally. I am committed to the work ahead and energized by the opportunity to lead this outstanding Bank into the future.”

Riaz Ahmed to Retire

After close to three decades at TD, Riaz Ahmed, Group Head, Wholesale Banking and President and CEO of TD Securities, will retire at the end of January 2025.

“Riaz has made significant and lasting contributions to our success over his many decades of service and leadership,” said Masrani. “He helped to shape TD’s strategy, led key acquisitions, drove growth across multiple businesses, and strengthened our Bank. As head of TD Securities, he integrated TD Cowen and inspired a strong team of leaders to accelerate the development of a North American investment bank with global reach. I want to extend my personal thanks for his close partnership over many years and wish him the very best on his next journey.”

“It has been a privilege to call TD home over the past 28 years. I have worked alongside some of the most talented bankers and leaders in the industry and I have great confidence in TD’s future,” said Ahmed. “I want to thank everyone at TD for their partnership and support over the years, and wish them, and TD, the very best for continued success.”

Senior Executive Team Updates

TD also announced the following changes to the Senior Executive Team, effective November 1, 2024:

•	Paul Clark, currently Executive Vice President, Private Wealth Management & Financial Planning, will become Senior Executive Vice President, Wealth Management.

•	Sona Mehta, currently Executive Vice President, Real Estate Secured Lending, Everyday Banking, Saving & Investing, will become Group Head, Canadian Personal Banking.

•	Tim Wiggan, currently Group Head, Wealth Management and Insurance, will become Group Head, Wholesale Banking and President and CEO of TD Securities.

The above leaders will report to Ray Chun effective November 1, 2024, along with: Barbara Hooper, Group Head, Canadian Business Banking; James Russell, President and CEO, TD Insurance; and Leo Salom, Group Head U.S. Retail Banking and President and CEO, TD Bank, America’s Most Convenient Bank.

Along with Ray Chun, the following members of the Senior Executive Team will continue to report to Bharat Masrani:

•	Ajai Bambawale, Group Head and Chief Risk Officer.

•	Melanie Burns, Executive Vice President and Chief Human Resources Officer.

•	Greg Keeley, Senior Executive Vice President, Platforms and Technology.

•	Jane Langford, Executive Vice President and General Counsel.

•	Christine Morris, Senior Executive Vice President, Transformation, Enablement and Customer Experience.

•	Anita O’Dell, Senior Vice President and Chief Auditor.

•	Kelvin Vi Luan Tran, Group Head and Chief Financial Officer.

“We have a strong bench of senior leaders and will execute a smooth and seamless CEO transition,” added Masrani. “The anti-money laundering challenges we face took place on my watch as CEO and I take full responsibility. In the coming months, I will continue to advance and direct the critical remediation program required to meet our obligations and responsibilities and strengthen our risk and control foundation.”

Conference call

TD Bank Group will host a conference call on September 19, 2024 at 10:00am ET. The call will be audio webcast live through TD’s website. Call details are as follows:

Audio webcast: Toll-free dial-in number (Canada/US) Local dial-in number: International Participant passcode:	https://td.streamme.ca/tdconferencecall 1-800-806-5484 416-340-2217 6440304#

The audio webcast will be archived at www.td.com/investor. Replay of the teleconference will be available from 5:00 p.m. ET on September 19, 2024, until 11:59 p.m. ET on October 17, 2024 by calling 905-694-9451 or 1-800-408-3053 (toll free) and the passcode is 3516335#

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 17 million active online and mobile customers. TD had $1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

Caution Regarding Forward-Looking Information

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s 2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operates; geopolitical risk; inflation, rising rates and recession; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate change); exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” or “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.

For further information contact:

TD Investors:

Brooke Hales

Vice President, Investor Relations, TD Bank Group

416-307-8647

Brooke.hales@td.com

Media:

Elizabeth Goldenshtein

Senior Manager, Corporate Communications, TD Bank Group

416-994-4124

Elizabeth.goldenshtein@td.com